FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE  VICTORIA  3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alfred CHANEY
Date of last notice	28 November 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	19 May 2006

No. of securities held prior to change	20,853

Class	Ordinary

Number acquired	908

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$33,269.12

No of securities held after change	21,761

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert George ELSTONE
Date of last notice	28 November 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	19 May 2006

No. of securities held prior to change	2,913

Class	Ordinary

Number acquired	328

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,017.92

No of securities held after change	3,241

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Shirley SEGAL
Date of last notice	28 November 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	No change

Date of change	19 May 2006

No. of securities held prior to change

• Direct Interest	4,579

• Beneficial Interest	180 National Income Securities 1,000 Ordinary shares

Class	Ordinary

Number acquired	1,111

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$40,707.04

No of securities held after change

• Direct Interest	5,690

• Beneficial Interest	180 National Income Securities 1,000 Ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	28 December 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	19 May 2006

No. of securities held prior to change	11,184

Class	Ordinary

Number acquired	461

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,891.04

No of securities held after change	11,645

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	28 December 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	19 May 2006

No. of securities held prior to change	36,746 500 National Income Securities

Class	Ordinary

Number acquired	1,509

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$55,289.76

No of securities held after change	38,255 500 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John RIZZO
Date of last notice	28 November 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	19 May 2006

No. of securities held prior to change	2,845

Class	Ordinary

Number acquired	328

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,017.92

No of securities held after change	3,173

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Gordon THORN
Date of last notice	28 November 2005
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	19 May 2006

No. of securities held prior to change	4,607

Class	Ordinary

Number acquired	328

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,017.92

No of securities held after change	4,935

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Daniel Thomas GILBERT
Date of last notice	28 November 2005
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	No change

Date of change	19 May 2006

No. of securities held prior to change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	5,225 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities

Class	Ordinary

Number acquired	1,174

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$43,015.36

No of securities held after change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	6,399 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrcia Anne CROSS
Date of last notice	7 December 2005
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	19 May 2006

No. of securities held prior to change	8,294

Class	Ordinary

Number acquired	1,174

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$43,015.36

No of securities held after change	9,468

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James ULLMER
Date of last notice	28 February 2006

Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	22/05/2006

No. of securities held prior to change	2,000 Ordinary shares 259,000 Executive Share Options over 259,000 ordinary shares of National Australia Bank Limited 64,750 Performance Rights

Class	Ordinary

Number acquired	19,275 ordinary shares

Number disposed	N/A

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$640,508.25

No of securities held after change	21,275 Ordinary shares 259,000 Executive Share Options over 259,000 ordinary shares of National Australia Bank Limited 64,750 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant approved at the Annual General Meeting of Shareholders in January 2006 representing 50% of Mr Ullmer’s short term incentive for the year ended 30 September 2005.

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Ahmed FAHOUR
Date of last notice	28 February 2006

Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	22/05/2006

No. of securities held prior to change	302,865 ordinary shares 444,000 Executive Share Options over 444,000 ordinary shares of National Australia Bank Limited 111,000 Performance Rights

Class	Ordinary

Number acquired	86,669 ordinary shares

Number disposed	N/A

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,880,010.87

No of securities held after change	389,534 ordinary shares 444,000 Executive Share Options over 444,000 ordinary shares of National Australia Bank Limited 111,000 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant approved at the Annual General Meeting of Shareholders in January 2006 representing 100% of Mr Fahour’s short term incentive for the year ended 30 September 2005.

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Morrison STEWART
Date of last notice	17 March 2006

Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	22/05/2006

No. of securities held prior to change	27,373 ordinary shares 1,675,000 Executive Share Options over 1,675,000 ordinary shares of National Australia Bank Limited 418,750 Performance Rights

Class	Ordinary

Number acquired	42,206 ordinary shares

Number disposed	N/A

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,402,505.38

No of securities held after change	69,579 ordinary shares 1,675,000 Executive Share Options over 1,675,000 ordinary shares of National Australia Bank Limited 418,750 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant approved at the Annual General Meeting of Shareholders in January 2006 representing 50% of Mr Stewart’s short term incentive for the year ended 30 September 2005.

MJ HEALEY
Company Secretary
25 May 2006

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	30 May 2006

No. of securities held prior to change	38,255 500 National Income Securities

Class	Ordinary

Number acquired	1,180 ordinary shares 100 National Income Securities

Number disposed	7,914 ordinary shares 250 National Income Securities

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	Consideration NIL. Transfer of shares pursuant to a court order marital settlement

No of securities held after change	31,521 350 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market Transfer

MJ HEALEY
Company Secretary
5 June 2006

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 6 June 2006	Name: Brendan T Case
Title: Associate Company Secretary